Exhibit 99.4

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

Date: October 28, 2020

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

This management's discussion and analysis ("MD&A") reports on the operating results and financial condition of Austpro Energy Corp. for the year ended June 30, 2020 and is prepared as at October 28, 2020. Throughout this MD&A, unless otherwise specified, "Austpro", "Company", "we", "us" and "our" refer to Austpro Energy Corporation. This MD&A should be read in conjunction with the Company's audited financial statements ("Financial Statements") for the year ended June 30, 2020 and the notes thereto which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB"). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

APPROVAL

The Company's certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A, and these Financial Statements together with the other financial information included in this MD&A fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in this MD&A. The Board's review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing. The Board of Directors has approved the Financial Statements and MD&A, as well as ensured that management has discharged its financial responsibilities as at October 28, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of Management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

•	The Company's success at completing future financings
•	The Company's strategies and objectives
•	General business and economic conditions
•	The Company's ability to meet its financial obligations as they become due
•	The Company's ability to identify, successfully negotiate and/or finance an acquisition of a new business opportunity
•	The positive cash flows and financial viability of new business opportunities
•	The Company's ability to manage growth with respect to a new business opportunity
•	The Company's tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in or implied by these forward-looking statements. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in securities of the Company should not place undue reliance on these forward-looking statements.

DESCRIPTION OF COMPANY

Austpro is a public company and its shares are listed on the NEX Board of the TSX Venture Exchange (TSXV: AUS.H). The Company was incorporated under the Business Corporations Act (British Columbia) on November 1, 1990. The principal business of the Company is identification and evaluation of business opportunities within which to acquire or invest in. The Company's head office is located 1600 - 609 Granville Street, Vancouver, B.C. V7Y 1C3 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8.

The Company has no sources of revenue and its primary operation is the identification, and evaluation of a new business opportunity for the purpose of acquisition or participation. The Company currently has insufficient liquidity to meet its operational requirements for the next fiscal year, and its continued operations are dependent upon its ability to identify, evaluate and successfully negotiate an agreement to acquire an interest in a sustainable/viable business operation. Any acquisition proposed by the Company may be subject to shareholder and regulatory approval. There is no assurance that the Company will identify a business or asset that warrants acquisition or participation, and/or will be able to obtain the financing necessary to support a new business acquisition. These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

OUTLOOK

The Company is currently focused on seeking new business opportunities to either acquire or within which to participate.

SELECTED ANNUAL INFORMATION1

Annual information for the last three years is outlined below:

	For the years ended June 30,
	2020	2019	2018
Revenue	$-	$-	$-
Income (loss) and comprehensive income (loss):
(i) Total for the year	$(153,750)	$(392,976)	$29,177
(ii) Per share - basic and diluted[2]	$(0.01)	$(0.04)	$0.01

Total assets	$30,219	$116,912	$9,884
Total liabilities	$86,735	$19,678	$131,169

1 Audited financial information prepared in accordance with International Financial Reporting Standards ("IFRS"}

2 Per share information has been retroactively adjusted to reflect the November 29, 2018 4 old common shares for 1 new common share consolidation

The Company has no active business and therefore no sales revenue in each of the fiscal years ended June 30, 2020, 2019 and 2018. In each fiscal year, the Company incurred rent, office costs, transfer agent and regulatory costs, and accounting and legal costs. The Company was inactive during these three fiscal years and the costs incurred were to maintain the Company as a publicly listed company. The income in 2018 related to gains on the write-off of certain accounts payable.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

SELECTED QUARTERLY INFORMATION1

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters:

	4th Quarter Ended June 30, 2020	3rd Quarter Ended March 31, 2020	2nd Quarter Ended December 31, 2019	1st Quarter Ended September 30, 2019
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(32,335)	$(38,720)	$(50,016)	$(32,679)
(c) Basic/diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	Ended	Ended	Ended	Ended
	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
(a) Revenue	$-	$-	$-	$-
(b) Loss and comprehensive loss for the period	$(920)	$(47,198)	$(332,394)	$(12,464)
(c) Basic/diluted loss per share	$(0.00)	$(0.00)	$(0.04)	$(0.00)

1	Unaudited financial information prepared in accordance with IFRS
2	Per share information has been retroactively adjusted to reflect the November 29, 2018 4 old common shares for 1 new common share consolidation

The operating results for periods detailed in the table above largely reflect the on-going costs of maintaining a public company. The significant increase in loss for the second quarter ended December 31, 2018 related to share-based payment expense on incentive stock options granted during the period.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2020

The following is an analysis of the Company's operating results for the three months ended June 30, 2020 and includes a comparison against the three months ended June 30, 2019.

Expenses:

General & administrative expenses for the three months ended June 30, 2020 were $576 compared to $251 for the same period in the previous year. The results are reflective of the Company's current minimal operating cost requirements.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

Professional fees for the three months ended June 30, 2020 were $24,000 compared to $37,587 for the same period in the previous year. Higher fees for the previous period principally related to additional legal fees associated with the Company's AGM, share consolidation, and financing.

Rent expense for the three months ended June 30, 2020 was $6,000 compared to $6,000 for the same period in the previous year.

Transfer agent and filing fees for the three months ended June 30, 2020 were $1,759 compared to $4,587 for the same period in the previous year.

Share-based payments for the three months ended June 30, 2020 were $nil compared to ($47,505) for the same period in the previous year. This adjustment reduced the $259,000 expense reported in Q3 2019 that related to the vesting of 1,300,000 incentive stock options that were granted during the 2019 fiscal year. After researching the prevailing market conditions in Q4 2019, management found that the assumed price volatility used in its initial calculation had materially changed and made an adjustment to the fair value of the Company's stock options.

Net loss and comprehensive loss for the period

As a result of the above activities, the Company experienced a loss and comprehensive loss for the three months ended June 30, 2020 of $32,335 compared to $920 for the same period in the previous year, representing a $31,415 increase in loss and comprehensive loss.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JUNE 30, 2020

The following is an analysis of the Company's operating results for the twelve months ended June 30, 2020 and includes a comparison against the twelve months ended June 30, 2019.

Expenses:

General & administrative expenses for the twelve months ended June 30, 2020 were $1,291 compared to $2,477 for the same period in the previous year. The results are reflective of the Company's current minimal operating cost requirements.

Professional fees for the twelve months ended June 30, 2020 were $117,073 compared to $114,757 for the same period in the previous year. The fees relate to audit and legal fees, and to an accounting and administrative services contract entered into by the Company in October 2018.

Rent expense for the twelve months ended June 30, 2020 was $23,736 compared to $39,626 for the same period in the previous year.

Share-based payments expense for the twelve months ended June 30, 2020 was $nil compared to $211,495 for the same period in the previous year. The expense in the previous period related to the vesting of 1,300,000 incentive stock options that were granted during the year.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

Transfer agent and filing fees for the twelve months ended June 30, 2020 were $11,650 compared to $24,621 for the same period in the previous year.

Net loss and comprehensive loss for the year

As a result of the above activities, the Company experienced a loss and comprehensive loss for the twelve months ended June 30, 2020 of $153,750 compared to $392,976 for the same period in the previous year, representing a $239,226 decrease in loss and comprehensive loss.

RISKS AND UNCERTAINTIES

Strategic Risk

The Company presently does not own any properties, business or other related assets of merit and its principal business activity is the identification and evaluation of a new investment and acquisition opportunity. The risks that are inherent to this strategy include, but are not limited to, the ability to identify and acquire worthwhile opportunities, the ability to retain staff and management in order to pursue these opportunities, and the ability to raise the capital necessary to fund these projects. There is no guarantee that the Company will be able to complete an acquisition of or investment in a new business opportunity. If an acquisition of or the participation in corporations, properties, assets or businesses is identified, the Company may find that even if the terms of an acquisition or participation are economic, it may not be able to finance such acquisition or participation and additional funds will be required to enable the Company to pursue such an initiative. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The Company will be competing with other companies, many of which will have far greater resources and experience than the Company. No assurance can be given that the Company will be successful in raising the funds required for an acquisition.

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Dependence of Key Personnel

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required. These personnel will be central to the Company's ability to locate and develop business opportunities.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

Lack of Trading

The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.

Volatility of Share Price

Market prices for shares of companies on the NEX Board of the TSX Venture Exchange are often volatile. Factors such as announcements of financial results, and other factors could have a significant effect on the price of the Company's shares.

LIQUIDITY AND CAPITAL RESOURCES

The Company defines capital as consisting of shareholder's equity (comprised of issued share capital, share-based payment reserve and deficit). The Company's objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2020, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company's approach to capital management during the year ended June 30, 2020.

The Company currently has no assets of merit and no material sources of revenue; consequently, the Company remains dependent upon the financial support of its shareholders. The Company has a history of losses and has a shareholders' deficiency. The future success of the Company is dependent on the identification and successful negotiation/acquisition of a sustainable/viable business operation together with the ability to finance the necessary funding, at agreeable terms, to support a business acquisition. As at June 30, 2020, the Company had an accumulated deficit of $4,193,253 (June 30, 2019 - $4,039,503).

The Company's objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has no material revenue producing assets; consequently, the Company has historically financed its operations and met its capital requirements primarily through related party debt, and the sale of share capital by way of private placements.

For the year ended June 30, 2020, the Company had an opening cash position of $102,402 (2018 - $1,423). During the year ended June 30, 2020, operating activities expended $88,538 of the Company's cash as compared to $217,129 in the previous year. There were no financing activities in 2020 (2019 - $318,108). As a result, at June 30, 2020, the Company had a cash balance of $13,864 (June 30, 2019: $102,402).

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

On November 29, 2018, the Company consolidated its common shares on a 4 old for 1 new basis (all share and per share amounts in the financial statements reflect the share consolidation).

The Company likely has insufficient funds from which to finance ongoing operating costs over the next 12 months and has insufficient working capital to fund any identified business acquisition and as such will require additional financing to accomplish the Company's long-term strategic objectives.

The Company's financial statements have been prepared in accordance with IFRS with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

RELATED PARTIES

Key management personnel:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Summary of expenses incurred:
Nature	Relationship	For the year ended June 30, 2020	For the year ended June 30, 2019
		$	$
Share-based payments	Directors of the Company		167,568

There were no related party transactions for the year ended June 30, 2020.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

SHARE CAPITAL

Authorized

Unlimited common shares without par value.

Shares issued and outstanding
Number of Common shares
Balance as at June 30, 2018	5,737,580
Private placement	8,000,000
Balance as at June 30, 2019, 2020 and the date of this MD&A	13,737,580

On September 27, 2018, the Company completed a financing for proceeds of $400,000 through the issuance of 8,000,000 subscription receipts of the Company at a price of $0.05 per Subscription Receipt. On November 30, 2018, the subscription receipts automatically converted into 8,000,000 units of the Company. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to acquire one additional common share at a price of $0.06 per share until November 30, 2019; during the current fiscal year the warrants expired unexercised.

Share consolidation

On November 29, 2018, the Company consolidated its common shares on a 4 old for 1 new basis (all share and per share amounts in this report reflect the share consolidation).

Stock Options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Subject to a minimum exercise price of $0.05 per share, the exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On December 5, 2018, the Company granted 1,300,000 stock options to directors, officers and a consultant of the Company. The stock options have an exercise price of $0.20 and a life of five years. The stock options vested immediately upon grant.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

A summary of the Company's stock option activity is as follows:
	Number of Options	Weighted average Exercise Price
Balance, June 30, 2018		$
Granted	1,300,000	$0.20
Balance, June 30, 2019, 2020 and the date of this MD&A	1,300,000	$0.20

As at the date of this MD&A, stock options outstanding and exercisable are as follows:

Grant Date	Number of options Outstanding and Exercisable	Exercise Price	Expiry date	Remaining contractual life (years)
December 5, 2018	1,300,000	$0.20	December 5, 2023	3.43
Total	1,300,000	$0.20		3.43

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions may have a material effect on the fair value of the Company's stock options. There were no options granted during the year ended June 30, 2020. For the year ended June 30, 2019, the Company recorded $211,495 in share-based payments as a result of options vested during the period. On the March 31, 2019 condensed interim unaudited financial statements the fair value of the options was recorded as $259,000; subsequent to March 31, 2019 the options were revalued by management and the fair value was decreased by $47,505 during Q4 2019.

Warrants

On November 30, 2018, as part of a non-brokered private placement, the Company issued 8,000,000 share purchase warrants, with each warrant entitling the holder to acquire one common share at a price of

$0.06 per share until November 30, 2019.

A summary of the Company's warrant activity is as follow:
	Number of warrants	Weighted Average Exercise price
Balance, as at June 30, 2018		$
Issued	8,000,000	$0.06
Balance, as at June 30, 2019	8,000,000	$0.06
Expired	(8,000,000)	$0.06
Balance, as at June 30, 2020 and the date of this MD&A		$

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

FINANCIAL INSTRUMENTS

The fair value of the Company's GST receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of the instruments. The Company's other financial instrument, being cash, is classified as amortized cost.

(a)	Financial Risk Factors

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2020, the Company had a cash balance of $13,864 (June 30, 2019 - $102,402} to settle current liabilities of $86,735 (June 30, 2019 - $19,678}. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at June 30, 2020, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company's long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern as disclosed in Note 1 of the Financial Statements. Consequently, the Company is currently exposed to a significant level of liquidity risk.

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at June 30, 2020, the Company had $16,355 (June 30, 2019 - $8,884} in GST receivable due from the Government of Canada and as such the Company considers its credit risk to be low.

Ill.	Market Risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

   The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments or debt.

AUSTPRO ENERGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2020

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at June 30, 2020, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

ADOPTION OF NEW ACCOUNTING STANDARDS

The accounting policies applied in the preparation of these condensed interim financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended June 30, 2019, except for the adoption, on July 1, 2019, of IFRS 16, Leases ("IFRS 16"), and IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"), which have an initial application as at this date.

IFRS 16

New standard that replaces IAS 17 and sets out the principles for the recognition, measurement, presentation and disclosures of leases; effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the financial statements as the Company currently has no leases.

IFRIC 23

New standard to clarify the accounting for uncertainties in income taxes. The interpretation provides guidance and clarifies the application of the recognition and measurement criteria in IAS 12 "Income Taxes" when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on January 1, 2019, with early adoption permitted. The adoption of this standard did not have a significant impact on the financial statements.

PROPOSED TRANSACTIONS

No transactions are proposed.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.